Form ATS-N
BofAS CRD # 283942

Part I: **Identifying Information**

Item 8: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
NB Holdings Corporation	56-1857749	Domestic Entity	Sole Stockholder	05/2019	75 or more	Y	N
Rae, Glen Alexander	6300829	Individual	Chief Legal Officer	08/2019	Less than 5	N	N
~~Gallinek, Eric Eric~~	~~4669008~~	~~Individual~~	~~Chief Compliance Officer/Broker-Dealer~~	~~03/2022~~	~~Less than 5~~	~~N~~	~~N~~
Guardino, Joseph Anthony Jr	2907957	Individual	Chief Operations Officer & FINOP	09/2015	Less than 5	N	N
Alam, Syed Faruqe	2394838	Individual	Chief Financial Officer	09/2019	Less than 5	N	N
~~Cartaina, John Andrew~~	~~6558455~~	~~Individual~~	~~Chief Compliance Officer/Registered Investment Adviser~~	~~02/2018~~	~~Less than 5~~	~~N~~	~~N~~
Zuberi, Soofian J Jalil	2372292	Individual	Director & Chief Executive Officer	02/2022	Less than 5	Y	N
Chepucavage, Laura P	4672504	Individual	Director	02/2022	Less than 5	Y	N
Gadkari, Sarang Rajan	2522409	Individual	Director	02/2022	Less than 5	Y	N
Magasiner, Andrei Grischa	4368115	Individual	Director	02/2022	Less than 5	Y	N
Bhatia, Kashyap P	6110368	Individual	Chief Compliance Officer/Broker-Dealer	08/2022	Less than 5	N	N
Bliss, Claire Renee	6588570	Individual	Chief Compliance Officer/Registered Investment Adviser	09/2022	Less than 5	N	N

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☒ Yes ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

BofAS Affiliates do not have direct access to Instinct X (See Part II, Item 5 for a discussion of Direct and Indirect Subscribers to Instinct X). Any Affiliate of BofAS may send orders to a BofAS trading desk for handling and, based on the discretion of the desk handling the orders, all or some of the Affiliate's orders may be routed to Instinct X at the discretion of a BofAS algorithm or the BofAS SOR used by the desk. Set forth below are the BofAS Affiliates whose orders or conditional placements accessed Instinct X in the last calendar quarter.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") is a U.S. registered affiliated broker-dealer that may use a BofAS algorithm or the BofAS SOR to handle an order and, based on the discretion of the algorithm or SOR, some or all of MLPFS's orders may be routed to Instinct X. MLPFS orders that ultimately access Instinct X do so using the MPIDs "MLWM" and "MLMA." Instinct X receives MLPFS orders in an agency capacity with the exception of the principal orders Instinct X may receive in connection with MLPFS's unwinding of bona fide errors or positions resulting from customer accommodations. The determination of whether to send a conditional placement to Instinct X on behalf of an Affiliate is made by the BofAS algorithm or BofAS SOR handling the Affiliate's original order.

Orders and conditional placements of Bank of America, N.A. ("BANA"), a U.S. affiliated national bank, also can be routed to Instinct X (through a BofAS trader authorized to act on behalf of BANA). Instinct X receives and handles these BANA orders and conditional placements, under the MPID "MLCO," in an agency capacity.

Merrill Lynch International ("MLI") is a foreign affiliated broker-dealer (or local equivalent) that sends orders to BofAS that ultimately access Instinct X using the MPID "MLCO." Note, as a foreign entity, MLI does not have its own MPID. Instinct X receives principal or agency orders from MLI. However, orders and conditional placements associated with MLI are treated as principal in Instinct X.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

☒ Yes ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐ Yes   ☒ No